UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company)

NEXTEST SYSTEMS CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

652909102

(CUSIP Number of Class of Securities)

Robin Adler

Chairman and Chief Executive Officer Nextest Systems Corporation 875 Embedded Way

San Jose, California 95138

(408) 960-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Sheryl L.R. Miller

Heller Ehrman LLP 333 Bush Street

San Francisco, California 94104

(415) 772-6342

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Nextest Systems Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 875 Embedded Way, San Jose, California 95138 and the telephone number of the Company’s principal executive office is (408) 960-2400. The Company’s website address is www.nextest.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 (the “Schedule”).

Securities. This Solicitation/Recommendation Statement on this Schedule relates to the Common Stock, $0.001 par value per share, of the Company (the “Shares”). As of December 11, 2007, 17,998,270 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Schedule. The name, address and telephone number of the Company, are set forth in Item 1(a) above.

Tender Offer. This Schedule relates to the tender offer by Teradyne, Inc., a Massachusetts corporation (the “Parent”) and NAC Equipment Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Parent (the “Offeror”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Parent and Offeror with the Securities and Exchange Commission (the “SEC”) on December 21, 2007, and under which the Offeror is offering to purchase all outstanding Shares at a price of $20.00 per Share, net to the seller thereof, in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among the Parent, Offeror and Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), the Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL and Shares owned by the Company, Parent, Offeror or any of their respective affiliates or subsidiaries, which Shares will be cancelled and cease to exist without payment of any consideration). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a direct wholly owned subsidiary of the Parent. This description of the Merger Agreement is qualified in its entirety by reference to the summary and Merger Agreement set forth in the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2007 and is incorporated by reference herein. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto.

According to the Offer to Purchase, the Offeror’s principal executive office is located at c/o the Parent 600 Riverpark Drive, North Reading, Massachusetts 01864 and the telephone number of its principal executive office is (978) 370-2700.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Conflicts of Interest.

Except as described in this Schedule, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

Rule 14f-1 promulgated thereunder that is attached hereto as Annex II and is incorporated by reference herein, or otherwise incorporated by reference herein, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror or Parent or their respective executive officers, directors or affiliates.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

(a) Arrangements with Executive Officers and Directors of the Company

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates, on the one hand, and certain of its directors, executive officers and affiliates, on the other hand, are described in the Information Statement.

Effect of the Offer and the Merger under Existing Employment Agreements, Understandings and Arrangements.

Executive Officers and Directors’ Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and executive officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated, a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under DGCL, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Company’s bylaws, as amended and restated, provide for the indemnification of officers and directors of the Company who were made a party, were threatened to be made a party, or were otherwise involved in any action, suit or proceeding by reason of being a director or an executive officer of the Company, to the fullest extent permitted by the DGCL.

The Company has entered into separate indemnification agreements with each of its directors and executive officers, which, among other things, provide for indemnification of such persons to the fullest extent permissible under the DGCL. This description of the indemnification agreements is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto and incorporated by reference herein.

Pursuant to the Merger Agreement, all rights to exculpation, indemnification and advancement of expenses from the Company or any of its subsidiaries now existing in favor of the current or former directors, executive officers or employees, as the case may be, (the “Indemnified Parties”) of the Company or its subsidiaries as provided in their respective organizational documents or in any agreement shall, solely with respect to acts or omissions prior to the Effective Time, survive the Offer and Merger and shall continue in full force and effect.

For a period of six years from the Effective Time, the Parent shall cause the Surviving Corporation (as defined in the Merger Agreement) to maintain in effect, solely with respect to acts or omissions prior to the Effective Time, the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company subsidiary’s organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of the Indemnified Parties as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder, solely with respect to acts or omissions prior to the Effective Time, of any individuals who at the Effective Time were Indemnified Parties; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

For a period of six years from the Effective Time, the Parent shall cause to be maintained in effect directors’ and executive officers’ liability insurance and fiduciary liability insurance coverage with respect to matters arising at or before the Effective Time providing coverage no less favorable to the directors and executive officers of the Company and its subsidiaries than the coverage provided by such policies on the date of this Agreement; provided, however, that after the Effective Time, the Parent may substitute with policies of substantially equivalent coverage and amounts containing terms no less favorable than the existing directors’ and executive officers’ liability policies. At the Parent’s option, in lieu of such insurance, following the Effective Time the Surviving Corporation may purchase a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and executive officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising at or before the Effective Time.

Change of Control Severance Agreement with Current Executive Officers.

A summary of the Company’s Change of Control Severance Agreements is set forth in the “Executive Compensation—Potential Payments Upon Termination or Change of Control Severance Agreement” Section of the Company’s Proxy Statement filed on Schedule 14A with the SEC on October 10, 2007 (the “Proxy Statement”) and is incorporated by reference herein. The Proxy Statement was previously delivered to all stockholders and is available at no charge on the SEC’s Web site at www.sec.gov.

Merger Consideration.

Stock. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 11, 2007, the Company’s directors and executive officers owned 4,689,990 Shares in the aggregate (excluding stock awards as are described in more detail below). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of $93,799,800 in cash, without interest, less any required withholding taxes.

Stock Awards Under the Equity Incentive Plans. Under the Company’s 1998 Equity Incentive Plan (the “1998 Plan”), upon a merger or consolidation where the Company is not the surviving corporation, options granted under the 1998 Plan shall be assumed by either the surviving corporation or its parent entity.

Under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”), upon a merger, change of control or certain other fundamental transactions, the surviving corporation or its parent entity may assume, substitute, convert or replace options, restricted stock and restricted stock units (“RSU”) issued under the 2006 Plan or provide substantially similar consideration to the participants as was provided to the Company’s stockholders, except for automatic option grants to the non-employee directors as discussed below. The surviving corporation or its parent entity also may issue, in place of outstanding Shares issued under the 2006 Plan that are subject to repurchase restrictions, substantially similar shares or other property which will be subject to repurchase restrictions no less favorable than were applicable to the Shares. If the surviving corporation or its parent entity does not assume or substitute the awards granted under the 2006 Plan, the awards will fully vest and then terminate in connection with the transaction.

Under the 2006 Plan, for automatic option grants to non-employee directors (such automatic grants are automatically granted to non-employee directors on the date of each annual stockholders meeting), upon a merger, change of control or certain other fundamental transactions, all unvested options shall automatically vest in full so that each such option shall, immediately prior to the effective date of the fundamental transaction, become exercisable for all the Shares subject to such option as fully vested Shares and may be exercised for any or all of those vested Shares. Immediately following the consummation of the fundamental transaction, each such option shall terminate and cease to be outstanding, except to the extent assumed by the surviving corporation or its parent entity.

The foregoing summary of the 1998 Plan and the 2006 Plan is qualified in its entirety by reference to the Company’s 1998 Equity Incentive Plan and 2006 Equity Incentive Plan, included as Exhibits (e)(3) and (e)(4), respectively, hereto and are incorporated by reference herein.

Effect of the Merger Agreement on Stock Awards. The Merger Agreement would have the following effect on the Company’s stock awards granted pursuant to the 1998 Plan and 2006 Plan:

Restricted Stock. Pursuant to the terms of the Merger Agreement and in accordance with the 1998 Plan and 2006 Plan, restricted stock awards which have vested are treated as Shares. As of December 11, 2007, under the 1998 Plan, there is no unvested restricted stock held by directors or executive officers, and under the 2006 Plan there are 16,000 unvested restricted stock awards held by directors or executive officers, which would convert automatically at the Effective Time into the right to receive the merger consideration upon the expiration of the vesting period.

RSUs. Pursuant to the terms of the Merger Agreement and in accordance with the 2006 Plan, each RSU issued under the 2006 Plan would be assumed and converted automatically into a Parent RSU at the Effective Time. As of December 11, 2007, the Company’s directors and executive officers held 288,000 unvested RSUs in the aggregate.

Options. Pursuant to the terms of the Merger Agreement and in accordance with the 1998 Plan and 2006 Plan, each option to purchase Shares held by an executive officer of the Company—like those of all other option holders except options granted to non-employee directors—that is outstanding and unexercised, whether or not then vested or exercisable, at the Effective Time will be assumed and converted automatically into an option to acquire shares of the Parent’s stock under the 2006 Plan. All unvested options issued to the four non-employee directors, Messrs. Benitez, Dissly, Newberry and White, are granted under the 2006 Plan and will automatically accelerate upon the consummation of the Offer, except that 750 options granted to each of our non-employee directors under the 1998 Plan will not accelerate prior to the Effective Time and will be assumed and converted automatically into an option to acquire shares of the Parent’s stock as of the Effective Time, as set forth in the table below.

Effect of a Change of Control on Stock Awards. In addition, as described in the respective Change of Control Severance Agreements with each of the executive officers, which are set forth in Item 3(a) under “Change of Control Severance Agreements with Current Executive Officers” and incorporated by reference herein, stock awards (including restricted stock, RSUs and options) granted to the Company’s executive officers will be accelerated upon certain involuntary terminations, subsequent to the Effective Time. However, two of the executive officers, Tim F. Moriarty and Craig Z. Foster, have entered into retention agreements with the Parent, as set forth below in Item (3)(b) under “Retention Agreements.” Mr. Moriarty’s Retention Agreement provides that any unvested and unexercised stock awards held by Mr. Moriarty prior to the date of the Merger Agreement will instead vest on the second anniversary of the Effective Time, as long as he remains employed by the Parent on such date. Mr. Foster’s Retention Agreement provides that any unvested and unexercised stock awards held by Mr. Foster prior to the date of the Merger Agreement will remain subject to the same terms and conditions that applied to the stock awards immediately prior to the Effective Time. The foregoing summary of these agreements is qualified in its entirety by reference to the information set forth in the section of the Offer to

Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Nextest” in Section 10 under subsection “Other Agreements,” of the Offer to Purchase which is incorporated by reference herein.

The Company stock options must be exercised to participate in the Offer and to receive the merger consideration. As of December 11, 2007, if the directors and executive officers were to (a) exercise all of their vested options for Shares (assuming options are accelerated as described above, but excluding the unvested options held by Mr. Moriarty for which the vesting schedule is extended until the second anniversary of the Effective Time and excluding the 3,000 unvested options held by the four non-employee directors in the aggregate) and (b) tender such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of $9,227,548 in cash, without interest, less any required withholding taxes.

Summary. The following tables set forth, as of December 11, 2007, for each director and executive officer of the Company, the cash consideration that such individual would receive if (i) such director or executive officer were to tender all of the Shares, whether vested or unvested, that such director or executive officer owns, including any restricted stock purchased by the director or executive officer and restricted stock awards issued at no cost to the director or executive officer; (ii) all RSUs under the 2006 Plan were vested and settled in cash; and (iii) options are accelerated, vested and exercised in accordance with the Merger Agreement and the 1998 and 2006 Plans. If RSUs held by directors or executive officers are not vested and settled at the Effective Time, the RSUs would be assumed by the Parent as described above. If the directors and executive officers do not exercise any vested options or such options are not vested, the options which do not automatically terminate will be assumed by the Parent as described above.

Shares and Restricted Stock:

Name	Vested Shares		Unvested Restricted Stock that Accelerates		Cash-out of Shares and Restricted Stock
Executive Officers
Robin Adler, Chief Executive Officer and Chairman	2,338,007	(1)	—		$46,760,140
Paul M. Barics, Vice President of Finance and Corporate Controller	4,000		16,000	(3)	$400,000
Craig Z. Foster, Vice President of Engineering	270,000		—		$5,400,000
Howard D. Marshall, Vice President of Operations and Director	1,769,493		—		$35,389,860
James P. Moniz, Vice President/Chief Financial Officer	—		—		—
Tim F. Moriarty, President	209,000	(2)			$4,060,000

Directors
Juan A. Benitez, Director	22,245		—		$444,900
Richard L. Dissly, Director	60,000		—		$1,200,000
Stephen G. Newberry, Director	17,245		—		$344,900
Eugene White, Director	—		—		—
Total	4,689,990		16,000		$94,119,800

(1)	Includes 20,000 Shares owned by Mr. Adler’s minor children.

(2)	Includes 6,000 Shares owned by Mr. Moriarty’s child.

(3)	This unvested restricted stock was issued at no cost to Mr. Barics. As described above, unvested restricted stock would convert automatically at the Effective Time into the right to receive the merger consideration upon the expiration of the vesting period; also, pursuant to the Change of Control Severance Agreement, vesting would automatically accelerate upon an involuntary termination of Mr. Barics.

Restricted Stock Units:

Name	Unvested RSUs that Accelerate(1)	Unvested RSUs that do not Accelerate(2)	Cash-out amount for RSUs
Executive Officers
Robin Adler, Chief Executive Officer and Chairman	80,000	—	$1,600,000
Paul M. Barics, Vice President of Finance and Corporate Controller	—	—	—
Craig Z. Foster, Vice President of Engineering	—	56,000	0
Howard Marshall, Vice President of Operations and Director	56,000	—	$1,120,000
Jim Moniz, Vice President/ Chief Financial Officer	56,000	—	$1,120,000
Tim F. Moriarty, President		40,000	0

Directors
Juan A. Benitez, Director	—	—	—
Richard L. Dissly, Director	—	—	—
Stephen G. Newberry, Director	—	—	—
Eugene White, Director	—	—	—
Total	192,000	96,000	$3,840,000

(1)	These unvested RSUs would automatically accelerate upon an involuntary termination of the employee pursuant to the employee’s Change of Control Severance Agreement as described above.

(2)	These unvested RSUs would not automatically accelerate pursuant to the Retention Agreements described in Item 3(b) below.

Options:

Name	Vested Options	Unvested Options that Accelerate		Unvested Options Not Accelerated and Assumed by Parent	Weighted Average Exercise Price(1)	Cash-out of Vested and Unvested Options that Accelerate(2)
Executive Officers
Robin Adler, Chief Executive Officer and Chairman	80,000	—		—	$1.10	$1,512,000
Paul M. Barics, Vice President of Finance and Corporate Controller	—	—		—	—	—
Craig Z. Foster, Vice President of Engineering	70,000	—		—	$1.00	$1,330,000
Howard Marshall, Vice President of Operations and Director	80,000	—		—	$1.10	$1,512,000
Jim Moniz, Vice President/ Chief Financial Officer	27,500	20,000	(3)	—	$4.25	$748,300
Tim F. Moriarty, President	185,000	—		200,000	$3.57	$3,040,000

Directors
Juan A. Benitez, Director	31,250	5,000		750	$8.50	$416,800
Richard L. Dissly, Director	10,750	5,000		750	$11.91	$127,340
Stephen G. Newberry, Director	31,250	5,000		750	$8.50	$416,800
Eugene White, Director	10,375	5,000		750	$11.91	$124,308
Total	526,125	40,000		203,000		$9,227,548

(1)	The weighted average exercise price includes only the vested options and options that would accelerate pursuant to their terms or pursuant to the Change of Control Severance Agreement upon an involuntary termination of the employee. It does not include the 203,000 options that would not accelerate and would be assumed by the Parent.

(2)	For illustrative purposes, the amounts in this column assume that all vested options and options that would accelerate upon an involuntary termination of the employee, as described above, are accelerated, exercised pre-merger and tendered in the Offer. The amounts in this column reflect a net cash amount that is the difference between the exercise price of each vested, accelerated and exercised option and the merger consideration. The amounts in this column do not reflect unvested options to purchase 203,000 Shares that would not accelerate and that would thus be assumed by Parent, as set forth in the third column above.

(3)	Vesting of these options would accelerate following the Offer upon an involuntary termination of Mr. Moniz as described above pursuant to the Change of Control Severance Agreement.

Effect of the Offer on Employee Benefits

The Merger Agreement provides that the Surviving Corporation and the Parent will cause the Surviving Corporation to honor all Benefit Plans (as defined in the Merger Agreement) and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time. For a period of 12 months following the Effective Time, the Parent shall provide, or shall cause to be provided, to each current employee and former employee of the Company and its subsidiaries (“Company Employees”) compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to Company Employees immediately prior to the Effective Time. The Merger Agreement also provides that, Company Employees shall continue to participate in the Benefit Plans or Foreign Plans (both as defined in the Merger Agreement) following the Effective Time unless and until the Parent chooses to have some or all of the Company Employees participate in one or more New Plans (as defined in the Merger Agreement). The foregoing summary of employee benefits post-Merger is qualified in its entirety by reference to the Merger Agreement, included as Exhibit (e)(1) hereto and is incorporated by reference herein.

Effect of the Offer on 2008 Fiscal Year Bonus Plan

A summary of the Company’s 2008 Fiscal Year Bonus Plan is set forth in the Company’s Form 8-K filed with the SEC on October 22, 2007 and is incorporated by reference herein. A copy of such filing is available at no charge on the SEC’s Web site at www.sec.gov.

The Merger Agreement provides that the Company may pay each Company Employee employed as of immediately prior to December 29, 2007 and then participating in the Company’s 2008 fiscal year bonus plan, and any former Company Employee terminated by, or pursuant to an agreement with, the Company or its subsidiaries, that remains eligible to participate in such plan to the extent permitted by the terms of such plan, and at the earlier of the Effective Time or the times, consistent with past practices, in which the Company would ordinarily make payment pursuant to its 2008 fiscal year bonus plan for the period ending December 29, 2007, the Company Employee’s bonus entitlement under all such plan as of December 29, 2007. Also pursuant to the Merger Agreement, the Company shall adjust such bonus plan and its targets and objectives so that the bonus period will begin January 1, 2008 and end December 31, 2008. Bonus payments hereunder shall be calculated without taking into account any expenses or costs associated with or arising as a result of transactions contemplated by the Merger Agreement or any non-recurring charges that would not reasonably be expected to have incurred had the transactions contemplated by the Merger Agreement not occurred.

The foregoing summary of the employee benefit plan post-Merger is qualified in its entirety by reference to the Merger Agreement, included as Exhibit (e)(1) hereto and is incorporated by reference herein.

(b) Arrangements with the Offeror or Parent.

Merger Agreement.

The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer and the Merger; The Merger Agreement; Appraisal Rights; Stockholders’ Agreement; “Going Private” transactions;

Plans for Nextest” in Section 11 of the Offer to Purchase under subsection “The Merger Agreement” of the Offer to Purchase and is filed as Exhibit (e)(1) hereto and incorporated by reference herein.

Stockholders’ Agreement.

The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer and the Merger; The Merger Agreement; Appraisal Rights; Stockholders’ Agreement; “Going Private” transactions; Plans for Nextest” in Section 11 under subsection “Stockholders’ Agreement” of the Offer to Purchase is filed as Exhibit (e)(5) hereto and incorporated by reference herein.

Confidentiality Agreement.

On October 23, 2007, the Company and the Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Parent agreed, among other things, that any information regarding the Company and its affiliates furnished to the Parent or to its representatives by or on behalf of the Company would be used by the Parent and its representatives solely for the purpose of evaluating a possible transaction with the Company and would be kept confidential except as provided in the Confidentiality Agreement.

Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(6) hereto, and is incorporated by reference herein.

Retention Agreements

The information set forth in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Nextest” in Section 10 under subsection “Other Agreements,” of the Offer to Purchase which is incorporated by reference herein.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation

The Board, during a meeting held on December 11, 2007, unanimously: (1) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger; and (3) recommended that the Company’s stockholders tender their Shares in the Offer, and adopt the Merger Agreement.

(b) Background

On August 21, 2007, Robin Adler, the Chief Executive Officer of the Company, and Tim Moriarty, President of the Company, had a dinner meeting with the CEO of Company A, a semiconductor equipment company, and several of his staff members, during which the possibility of a merger was discussed. Based upon these preliminary discussions, both sides decided there was enough interest to warrant further discussions on the subject of a combination.

On or about September 26, 2007, Mr. Moriarty called Michael Bradley, the Parent’s CEO and President, and expressed the Company’s interest in combining with the Parent or other potential partners. Mr. Moriarty suggested a meeting to discuss a potential combination of the Parent and the Company.

On October 1, 2007, Mr. Bradley, Mark Jagiela, Teradyne’s President of Semiconductor Test Division, and Mr. Moriarty met in Boston. Mr. Moriarty indicated that the Company was evaluating a potential acquisition by another company and a potential combination of the Parent and the Company was discussed.

On October 8, 2007, the Company executed a confidentiality agreement with Company A in contemplation of further discussions about a potential business combination.

On October 9, 2007, senior management of the Company met with senior executives from Company A. Each side presented public information about the respective companies similar to that often provided to investors. In addition, the potential synergies of a combination were explored. At the conclusion of the meeting, both sides agreed to retain investment bankers and to continue discussions.

On October 10, 2007, senior management of the Company met with representatives of Merrill Lynch & Co (“Merrill Lynch”) to discuss the engagement of Merrill Lynch as financial adviser to the Company in merger discussions with interested parties.

On October 11, 2007, Messrs. Bradley, Jagiela, Moriarty and Adler met in Monterey, California and discussed the strategic rationale for a potential combination. Mr. Bradley confirmed that Parent would be interested in pursuing such a combination.

On October 16, 2007, the Board met and approved the Company’s engagement of Merrill Lynch as its financial advisor with respect to a possible sale of the Company.

On October 23, 2007, Parent and the Company executed a confidentiality agreement.

On October 24, 2007, the Company signed an engagement letter with Merrill Lynch, retaining Merrill Lynch as its financial advisor with respect to a possible sale of the Company.

On October 24, 2007, senior members of the Company’s management team, including Mr. Adler, Mr. Moriarty and Mr. James P. Moniz, the Company’s CFO, held discussions with members of Company A’s management team and financial advisor to further discuss Company A’s interest in exploring a strategic transaction with the Company.

On October 25, 2007, members of the Parent’s and the Company’s management, together with representatives of Goldman, Sachs & Co., the Parent’s financial advisor in connection with a possible transaction with the Company (“Goldman”), and representatives of Merrill Lynch, met to discuss the Company and its business activities. The Parent also initiated its technical due diligence investigation of the Company.

Between October 25, 2007 and November 1, 2007, at the request of the Company, representatives of Merrill Lynch contacted five additional companies regarding their interest in a potential transaction with the Company. One party, Company B, a semiconductor equipment company, expressed an interest in pursuing a transaction.

On October 31, 2007, the Company executed a confidentiality agreement with Company B in contemplation of further discussions about a potential business combination.

On November 6, 2007, senior members of the Company’s management team, including Mr. Adler, Mr. Moriarty and Mr. Moniz, held discussions with Company B’s management team to further discuss Company B’s interest in exploring a transaction with the Company.

On November 6, 2007, members of the Company’s and the Parent’s management, together with representatives of Merrill Lynch and Goldman, met telephonically in furtherance of the Parent’s technical and business due diligence investigation of the Company.

On November 7, 2007, Company A delivered to Mr. Adler at a face-to-face meeting a non-binding letter to the Company which outlined preliminary terms for a proposed transaction. These terms also contemplated a merger with consideration consisting of a combination of cash and stock.

On November 9, 2007, the Parent submitted to the Company a preliminary non-binding indication of interest setting forth a proposal to acquire the Company Shares for $17.00 - $17.50 per share in cash.

On November 13, 2007, Company B delivered a non-binding letter to the Company setting forth preliminary terms for a proposed transaction. These terms also contemplated a merger with consideration consisting of a combination of cash and stock.

On November 14, 2007, the Board met with representatives of Merrill Lynch to review the proposals submitted by the three parties and discussions with the three parties to date. The preliminary terms proposed by Company A on November 7, 2007 provided for an offer price less than that proposed by the Parent on November 9, 2007. The preliminary terms proposed by Company B on November 13, 2007 provided for an offer price range with the top end of the range exceeding the offer price proposed by the Parent on November 9, 2007. The Board reviewed information related to the performance of the Shares, analysts reports related to the Company, and other financial analyses. The Board also reviewed analyses with respect to valuation of the Shares, including information regarding recent transactions in the industry, premiums paid over trading price in such transactions, public market valuations of comparable companies and discounted cash flow analyses.

On November 15, 2007, at the request of the Board, representatives of Merrill Lynch contacted representatives of the Parent, Company A and Company B to provide feedback with respect to each party’s proposal and outlined the process for additional discussions concerning a potential transaction with the Company.

Commencing on or about November 18, 2007, the Parent, Company A and Company B were provided access to an online data room containing due diligence materials. Such access for Company A and Company B terminated December 11, 2007.

From November 19, 2007 through November 30, 2007, representatives of the Company provided information to representatives of the Parent regarding the Company’s business, and the Parent and its advisors conducted a due diligence investigation of the Company. The due diligence investigation included meetings held at the offices of Heller Ehrman LLP (“Heller Ehrman”), the Company’s outside counsel in connection with the proposed transaction, and the Company’s facilities in California from November 26 through 29, 2007 attended by the parties and their respective advisors.

On November 26, 2007, representatives of Merrill Lynch, at the request of the Board, forwarded to the Parent, Company A and Company B draft merger agreements which reflected the structure indicated by each potential acquiror.

Between late November and December 10, 2007, the Parent, Company A and Company B conducted additional due diligence regarding the Company.

On or about December 5, 2007, the Parent, Company A and Company B submitted revised proposals setting forth preliminary terms for a proposed transaction. In its proposal, the Parent offered to acquire the Company’s shares for $20.00 per Share in cash, which was higher than the prices proposed by Company A and Company B in their initial proposals as well as any later proposals. In addition, the Parent proposed an all cash tender offer while Company A and Company B proposed a merger with consideration comprising a mix of cash and stock. The Parent’s proposal also included a revised Merger Agreement and a request that the Company agree to a 10-day exclusivity period.

On December 7, 2007, the Board held a meeting with representatives of Merrill Lynch and Heller Ehrman regarding the discussions with the three parties to date, their proposals and how best to proceed. The Board reviewed information related to the trading performance of the Company’s stock, implied premiums of the proposals over the Company’s stock over various time periods, and other financial analyses.

On December 7, 2007, at the request of the board, representatives of Merrill Lynch contacted representatives of the Parent, Company A and Company B to provide feedback with respect to each party’s revised proposal and information regarding the process to continue discussions regarding a potential transaction with the Company. Both the Parent and Company A had requested that the Company negotiate exclusively with such entity. At the request of the Board, representatives of Merrill Lynch informed the Parent that the Company would not grant exclusivity in negotiations with the Parent and informed Company A that the Company was continuing to review its proposal and would respond with any further thoughts.

From December 7, 2007 to December 11, 2007, representatives of the Company provided further information to the Parent regarding the Company’s business, and the Parent and its advisors completed their due diligence investigation of the Company’s business. During this same period, the parties’ respective management teams and legal and financial advisors negotiated the terms of the Merger Agreement and related documentation.

On December 11, 2007, the Board held a meeting with representatives of Merrill Lynch and Heller Ehrman regarding the contemplated transaction. Representatives of Merrill Lynch discussed certain financial analyses related to the proposed transaction and delivered its oral opinion, which was subsequently confirmed in writing, that the $20.00 per share cash consideration to be received by the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of such Shares. Heller Ehrman reviewed with the Board certain terms of the proposed offer and merger agreement. After further discussion, for the reasons discussed below, the Board unanimously: (1) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger; and (3) recommended that the Company’s stockholders tender their Shares in the Offer, and adopt the Merger Agreement.

The Merger Agreement and related agreements were finalized and executed during the night of December 11, 2007. The parties issued a joint press release announcing the transaction on the morning of December 12, 2007.

(c) Reasons

At a meeting on December 11, 2007, the Board approved the Merger Agreement, and determined to recommend the transactions contemplated in the Merger Agreement (that is, the tender of shares into the Offer and the subsequent merger of the Company with Offeror) to the Company’s stockholders. In evaluating the Offer and the Merger, the Board consulted with the Company’s senior management and legal and financial advisors and, in reaching its decision to recommend that the Company’s stockholders accept the Offer, tender their Shares to the Offeror pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger, the Board considered the following material factors:

•

the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity or attempting to sell the business in pieces;

•

the fact that the Offer and the Merger were arrived at after a third party solicitation and negotiation process during which a total of seven prospective buyers were contacted, three prospective buyers conducted due diligence on the Company’s business, and three prospective buyers submitted preliminary proposals to acquire the Company;

•	the fact that, as a result of this process, the Parent’s proposal was increased from an initial proposed price range of $17.00-$17.50 per share to $20.00 per share;

•	the fact that the $20.00 Offer Price represents a 66.3% premium to the closing price of the Shares on December 10, 2007, the last trading day prior to the announcement of the execution of the Merger

Agreement, and a 50.4% premium to the average closing price of the Shares over the 1-month period prior to the announcement of the execution of the Merger Agreement;

•	the financial analyses provided by representatives of Merrill Lynch to the Board on December 11, 2007;

•	the Board’s belief that the Offer Price compares favorably with that of similar acquisition transactions;

•

the fact that the Offer provides for a cash tender offer for all Shares held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to realize quickly a fair value, in cash, for their investment and provides such stockholders certainty of value for their Shares;

•

the fact that the Offer Price exceeded the Company’s initial public offering price of $14.00 as well as the highest trading price since the initial public offering of $19.44 and an analysis of the profile of the Company’s stockholders indicating a profitable transaction for certain of the Company’s stockholders;

•

the opinion of Merrill Lynch, dated December 11, 2007, the full text of which is included as Annex I hereto, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $20.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken; and

•

the Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between the Company and its advisors, on the one hand, and the Parent and its advisors, on the other hand.

The Board also considered the following uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger:

•	the fact that the ATE business is cyclical and good financial performance in a period does not guarantee continuing success in the future;

•	the fact that competition is intense;

•	the fact that the Company’s competitors have significantly larger financial resources than the Company; and

•	the fact that the market for the Company’s products is consolidating into a smaller number of very large customers who, in some cases, prefer to purchase products from large suppliers.

After consideration of the potential benefits of the Offer and the Merger to the Company stockholders and the risks associated with the continued operation of the Company’s business, the Board determined to recommend in favor of the Merger.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at its recommendation, the Board was aware of the interests of executive officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” in Item 3 above.

(d) Opinion of Financial Advisor to the Company

The Company retained Merrill Lynch to act as its financial advisor with respect to the proposed transaction. In connection with that engagement, the Company requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares pursuant to the Merger Agreement. At the meeting of the Board on December 11, 2007, Merrill Lynch rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that as of December 11, 2007, based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of such Shares.

The full text of Merrill Lynch’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex I and is incorporated into this document by reference in its entirety. This description of Merrill Lynch’s opinion is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. Stockholders are urged to read the opinion and consider it carefully.

Merrill Lynch’s opinion is addressed to the Board and addresses only the fairness, from a financial point of view, of the consideration to be received by holders of the Shares, as of the date of the opinion. The terms of the proposed transaction, including the consideration to be received by holders of the Shares, were determined through negotiations between the Company and the Parent and were not determined or recommended by Merrill Lynch. Merrill Lynch’s opinion does not address the merits of the underlying decision by the Company to engage in the transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer and how such stockholder should vote on the proposed merger or any matter related thereto.

In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to the Company that it deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to it by the Company;

•	Conducted discussions with members of senior management of the Company concerning the matters described in the two bullet points above;

•	Reviewed the market prices and valuation multiples for the Shares and compared them with those of certain publicly traded companies that it deemed to be relevant;

•	Compared the proposed financial terms of the Offer and Merger with the financial terms of certain other transactions that it deemed to be relevant;

•	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

•	Reviewed a draft dated December 10, 2007 of the Merger Agreement; and

•	Reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company nor was

Merrill Lynch furnished with any such evaluation or appraisal, and Merrill Lynch did not evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft it reviewed.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and upon the information made available to Merrill Lynch as of the date of the opinion.

Merrill Lynch’s Financial Analyses

At the meeting of the Board held on December 11, 2007, Merrill Lynch presented certain financial analyses accompanied by delivery of its written materials in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion. The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinion.

Historical Stock Trading Analysis. Merrill Lynch reviewed the historical trading performance of the Shares as reported by FactSet. FactSet is an online investment research and database service used by many financial institutions. Merrill Lynch observed that the closing low and high trading prices for the Shares over the twelve month period ending on December 10, 2007 were $10.63 and $14.23, respectively. Merrill Lynch compared this range of historical share prices to the consideration to be received by holders of the Shares, $20.00 per share, and observed that such consideration was higher than the 12-month high trading price.

Research Analyst Stock Price Targets. Merrill Lynch reviewed six recent publicly available research analyst reports for the Company and observed that the range of the research analyst share price targets was $13.50 to $17.00. Discounted back one year at a 14.5% discount rate, the range was $11.75 to $14.75, rounded to the nearest $0.25. Merrill Lynch compared this range with the $20.00 per share consideration to be received by holders of the Shares, and observed that this consideration was above the range of research analyst share price targets referred to above and above the range of research analyst share price targets after discounting the price targets back one year as described above.

Comparable Public Trading Multiples Analysis. Merrill Lynch compared selected financial and trading data of the Company with similar data for five publicly traded semiconductor test equipment companies that Merrill Lynch deemed to be relevant to its analysis of the Company. These companies were:

•	Teradyne, Inc.

•	Verigy Ltd.

•	Credence Systems Corp.

•	Eagle Test Systems, Inc.

•	LTX Corporation

For each of the companies identified above, Merrill Lynch calculated various valuation multiples, including:

•	The ratio of enterprise value to the estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), for calendar year 2008; and

•	The ratio of share price to the estimated cash earnings per share (“EPS”), for calendar year 2008.

Based upon its analysis of the full ranges of multiples calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such companies (which relevant ranges were narrower than the full ranges of such multiples). The relevant ranges of such multiples, as determined by Merrill Lynch, are set forth in the tables below.

For purposes of its analysis, Merrill Lynch calculated the enterprise value as the market capitalization plus total debt, minority interests and preferred stock, less cash and cash equivalents, and Merrill Lynch calculated the estimated cash EPS as estimated EPS under generally accepted accounting principles excluding amortization of intangible property. To calculate these trading multiples, Merrill Lynch used EBITDA and EPS projections reported by independent research analyst reports and First Call estimates and closing trading prices of equity securities of each identified company on December 10, 2007. For the Company, Merrill Lynch used EBITDA and EPS projections based, separately, on estimates reported by research analysts and on internal management projections.

The following table summarizes the derived ranges of multiples for the publicly traded semiconductor test equipment companies identified as comparable to the Company and the ranges of share prices of the Shares, rounded to the nearest $0.25, implied by such multiples:

	Relevant Multiple Range	Implied Share Price of the Company (Research Estimates)	Implied Share Price of the Company (Management Estimates)
CY2008 Enterprise Value/ EBITDA	5.5x - 8.0x	$11.25 - $14.50	$14.75 - $19.50
CY2008 Share Price/ Cash EPS	11.5x - 15.5x	$9.50 - $12.75	$14.50 - $19.50

Merrill Lynch observed that the implied multiples being paid for the Company were above the range of the comparable public trading multiples for calendar year 2008 based on estimated EBITDA and cash EPS for both the management estimates and the research analyst estimates for the Company.

It should be noted that no company used in the above analysis is identical to the Company. In evaluating companies identified by Merrill Lynch as comparable to the Company, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies.

Comparable Transaction Analysis. Using publicly available research analyst estimates and other publicly available information, Merrill Lynch examined the following transactions in the semiconductor capital equipment industry which Merrill Lynch deemed to be relevant. The precedent transactions that Merrill Lynch considered to be relevant were:

Acquiror	Target
Danaher Corp.	Tektronix, Inc.
Veritas Capital	Aeroflex, Inc.
Applied Materials, Inc.	Applied Films Corp.
KLA-Tencor Corp.	ADE Corp.
Coherent, Inc.	Excel Technology, Inc.
Brooks Automation, Inc.	Helix Technology Corp.
Entegris, Inc.	Mykrolis Corp.
Rudolph Technologies, Inc.	August Technology Corp.
Toppan Printing Ltd.	Dupont Photomasks, Inc.
Aixtron AG	Genus, Inc.
Credence Systems Corp	NPTest Holding Corp.
Francisco Partners Management LLC / Shah Capital Partners, LP	NPTest, Inc.
Novellus Systems, Inc.	SpeedFam-IPEC, Inc.
MKS Instruments, Inc.	ENI (Division of Emerson Electric Co.)
Brooks Automation, Inc.	PRI Automation, Inc.
Veeco Instruments, Inc.	Applied Epi, Inc.
Teradyne, Inc.	GenRad, Inc.

For each of the transactions identified above, Merrill Lynch calculated various valuation multiples, including the ratio of enterprise value to the estimated EBITDA for the identified company for the next twelve months (“NTM”) immediately following the period in which the relevant transaction was announced.

Based upon its analysis of the full ranges of multiples calculated for the transactions identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such transactions (which relevant ranges were narrower than the full ranges of such multiples). The relevant range of such multiples, as determined by Merrill Lynch, was 10.0x to 12.0x, as set forth in the table below.

All calculations of multiples paid in the transactions identified above were based on public information available at the time of public announcement of such transactions. Merrill Lynch’s analysis did not take into account different market and other conditions during the period in which the selected transactions occurred.

The following table summarizes the derived relevant range of multiples for the transactions identified above and the ranges of share prices of the Shares, rounded to the nearest $0.25, implied by such multiples:

	Multiple Range	Implied Share Price of the Company (Research Estimates)	Implied Share Price of the Company (Management Estimates)
Enterprise Value/ NTM EBITDA	10.0x - 12.0x	$15.75 - $18.25	$19.75 - $22.75

Merrill Lynch observed that the $20.00 per share to be received by holders of the Shares was:

•

above the range of the implied share prices of the Shares derived from the application of the relevant transaction multiples to estimated EBITDA for the Company for the next twelve months based on research analyst estimates; and

•

within the range of the implied share prices of the Shares derived from the application of the relevant transaction multiples to estimated EBITDA for the Company for the next twelve months based on internal management projections.

It should be noted that no transaction utilized in the analysis above is identical to the proposed transaction. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the transaction multiples in such transactions to which the proposed transaction is being compared.

Premiums Paid Analysis. Merrill Lynch reviewed premiums to stock price paid in recent technology transactions that it deemed to be relevant, including certain of the transactions identified above. Merrill Lynch reviewed the premiums paid in these transactions over the price of the target stock as reported by FactSet at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions.

The following table summarizes the derived range of premiums and the ranges of share prices of the Company, rounded to the nearest $0.25, implied by such range of premiums, using the Company’s average closing share price for the 1-month period ended December 10, 2007 ($13.30):

	Premium Range	Implied Share Price of the Company
1-month average	20.0% - 30.0%	$16.00 - $17.25

Merrill Lynch observed that the $20.00 per share to be received by holders of the Shares was above the range of the implied share prices of the Shares derived from the one month average premiums paid in the recent technology transactions deemed relevant by Merrill Lynch.

Stockholders should note that no transaction utilized in the analysis above is identical to the proposed transaction. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the premiums paid in such transactions to which the proposed transaction is being compared.

Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis of the Company, without giving effect to the Merger, for the period January 1, 2008 through December 31, 2012. Merrill Lynch calculated ranges of equity values per Company Share based upon the sum of the discounted net present value of the Company’s five year stream of projected unlevered free cash flows plus the discounted net present value of the terminal value based on a range of multiples applied to the Company’s projected 2013 EBITDA. In the research analyst case, the projected unlevered free cash flows were based on independent Wall Street research analyst reports for calendar year 2008 and the guidance from the Company’s management team for calendar years 2009 through 2012; in the guidance from the Company’s management team, the projected unlevered cash flows were based on the management team’s internal projections for each year. In its discounted cash flow analysis, Merrill Lynch used discount rates ranging from 12.5% to 15.5% and terminal value multiples of estimated calendar year 2013 EBITDA ranging from 5.5x to 7.0x.

Using the discount rates and terminal value multiples of estimated calendar year 2013 EBITDA referred to above, Merrill Lynch calculated the following range of implied equity values per Company Share, rounded to the nearest $0.25:

	Low	High
Implied equity value per Company Share (Research analyst)	$12.00	$14.75
Implied equity value per Company Share (Management)	$17.00	$21.50

Merrill Lynch observed that the $20.00 per share to be received by holders of the Shares was:

•	above the range of implied equity values derived by the discounted cash flow analysis based on research analyst estimates for 2008 and subsequently on management’s guidance; and

•	within the range of implied equity values derived by the discounted cash flow analysis based solely on internal management projections.

General

The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The fact that any specific analysis has been referred to in the summary above or elsewhere in this Schedule is not meant to indicate that such analysis was given more weight than any other analysis. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in such analyses as a comparison is identical to the Company or the proposed transaction, nor is an evaluation of such analyses entirely mathematical. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would, in the view of Merrill Lynch, create an incomplete and misleading view of the analyses underlying Merrill Lynch’s opinion. Some of the summaries of financial analyses above include information presented in tabular format. In order to fully understand Merrill Lynch’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described above without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s analyses. The analyses performed by Merrill Lynch include analyses based upon forecasts of future results, which results may be significantly more or less favorable than those upon which Merrill Lynch’s analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which the Shares may trade at any time after announcement of the proposed transaction. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those contemplated above.

The Company retained Merrill Lynch, among other reasons, based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Under the terms of the engagement letter between Merrill Lynch and the Company, Merrill Lynch agreed to provide financial advisory services to the Company, including an opinion as to the fairness from a financial point of view of the consideration to be received pursuant to the proposed transaction by holders of the Shares, and the Company agreed to pay Merrill Lynch a customary fee, a significant portion of which is contingent upon consummation of the proposed transaction. In addition, the Company has agreed to indemnify Merrill Lynch and its affiliates (and their respective directors, officers, agents, employees and controlling persons) against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Merrill Lynch’s engagement.

Merrill Lynch and its affiliates have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so in the future and have received, and may receive, fees for the rendering of such services. In particular, Merrill Lynch acted as sole book-running manager in connection with the Company’s initial public offering in March 2006. In addition, in the ordinary course of its business, Merrill Lynch may actively trade in the securities of the Company or the Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

For a description of the Engagement Letter and fees payable by the Company to Merrill Lynch see “Item 5—Persons/Assets Retained, Employed, Compensated or Used” below.

(e) Intent to Tender

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender in the Offer all Shares over which he, she, or it has sole dispositive power, other than such Shares, if any, that such person may have an unexercised right to purchase by exercising Options. The executive officers and directors have entered into the Stockholder Agreements described under Item 3 Past Contracts, Transactions, Negotiations and Agreements.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Pursuant to a letter agreement dated October 24, 2007, the Company engaged Merrill Lynch to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Merrill Lynch a fee of $500,000 upon the execution by the Company of a definitive agreement to effect the Offer and Merger; $500,000 upon the date the Offer is commenced in connection with the transaction; and, upon the consummation of the contemplated transaction, 1.65% of the aggregate consideration, net of any fees previously paid to Merrill Lynch pursuant to the contemplated transaction. Merrill Lynch is also entitled to reimbursement by the Company of its reasonable expenses, including reasonable fees and disbursements of legal counsel. The Company has agreed to indemnify and hold harmless Merrill Lynch and its affiliates and their respective directors, officers, employees, agents and controlling persons from and against any and all losses, claims, damages and liabilities arising out of or in connection with its engagement or the proposed transaction.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no other transactions in Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation in the ordinary course of business in connection with the Company’s employee benefit plans or to holders of options to purchase Shares upon the exercise of such options by holders thereof:

Richard Dissly, Director of the Company:

•	November 14, 2007, the Board granted 5,000 options of Common Stock at an exercise price of $14.01.

•	November 2, 2007, sale of 5,000 Shares on the NASDAQ exchange at prices ranging from $13.70 to $13.77 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

Juan A. Benitez, Director of the Company:

•	November 14, 2007, the Board granted 5,000 options of Common Stock at an exercise price of $14.01.

Howard D. Marshall, Vice President of Operations and Director of the Company:

•	December 6, 2007, sale of an aggregate of 26,122 Shares on the NASDAQ exchange at prices ranging from $12.22 to $12.60 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

•	December 5, 2007, sale of an aggregate of 22,851 Shares on the NASDAQ exchange at prices ranging from $12.25 to $12.86 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

•	December 4, 2007, sale of an aggregate of 7,100 Shares on the NASDAQ exchange at prices ranging from $12.85 to $13.02 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

•	December 3, 2007, sale of an aggregate of 63,927 Shares on the NASDAQ exchange at prices ranging from $12.95 to $13.20 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

•	November 7, 2007, sale of an aggregate of 60,000 Shares on the NASDAQ exchange at a price of $14.00 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

James P. Moniz, Chief Financial Officer of the Company:

•	November 19, 2007, sale of an aggregate of 12,179 Shares on the NASDAQ exchange at prices ranging from $13.19 to $13.75 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

•

November 16, 2007, acquisition of 2,500 Shares pursuant to a fully vested employee stock option at an exercise price of $5.88 and sale of an aggregate of 15,321 Shares on the NASDAQ exchange at prices ranging from $13.80 to $14.02 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

•

November 12, 2007, acquisition of 16,000 Shares pursuant to a fully vested employee stock option at an exercise price of $1.00 and sale of 16,000 Shares on the NASDAQ exchange at prices ranging from $14.00 to $14.32 per share, pursuant to a rule 10b5-1 plan adopted by the reporting person.

•

November 7, 2007, acquisition of 15,000 Shares pursuant to a fully vested employee stock option at an exercise price of $5.88 and sale of 33,365 Shares on the NASDAQ exchange at a price of $14.00 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

Tim Moriarty, President of the Company:

•	November 7, 2007, sale of an aggregate of 30,000 Shares on the NASDAQ exchange at prices ranging from $13.72 to $13.89 per share, pursuant to a Rule 10b5-1 plan adopted by the reporting person.

Stephen G. Newberry, Director of the Company:

•	November 14, 2007, the Board granted 5,000 options of Common Stock at an exercise price of $14.01.

Eugene White, Director of the Company:

•	November 14, 2007, the Board granted 5,000 options of Common Stock at an exercise price of $14.01.

Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company or any other person.

Except as indicated in Items 3 and 4 above, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (ii) any purchase, sale or transfer of a material amount of assets by the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by the Offeror or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated by reference herein.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to the Offeror an option (the “90% Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, payable in cash or promissory note, that number of Shares (the “90% Top-Up Option Shares”) equal to the lesser of: (x) the lowest number of Shares that, when added to the number of Shares owned by the Parent, Offeror and their respective subsidiaries at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the 90% Top-Up Option Shares); and (y) an aggregate number of Shares in excess of the Company’s total authorized and unissued Shares; provided, however, that the 90% Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, the Short Form Threshold (as defined in the Merger Agreement) would be reached (assuming the issuance of the 90% Top-Up Option Shares).

Provided that no applicable legal requirement prohibits the exercise of the 90% Top-Up Option or the issuance of the 90% Top-Up Option Shares pursuant thereto, or otherwise make such exercise or issuance illegal the Offeror may exercise the 90% Top-Up Option, in whole but not in part, at any one time after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of Shares upon the exercise by the Offeror of the 90% Top-Up Option, at least 90% of the outstanding Shares, the Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If the Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to the Parent and Offeror by virtue of such actions.

Antitrust

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Premerger Notification Office of the FTC and certain waiting period requirements have been satisfied. The initial waiting period for an all cash tender offer is 15 days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such filing and waiting period requirements.

The Parent and Company submitted their pre-merger notification and report forms to the FTC and the Antitrust Division on December 19, 2007. The initial waiting period will expire at 11:59 pm, Eastern Time, on January 3, 2008.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions, such as the Parent’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Parent, Company, Offeror or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

The Parent and Company own property and conduct business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the antitrust or competition laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the approval or consent of, governmental authorities in such countries and jurisdictions. The satisfaction of these requirements is a condition to the closing of the Merger. In connection with obtaining approvals or consents, the governments in foreign countries and jurisdictions might attempt to impose additional conditions on the Parent’s or Company’s operations in those countries and jurisdictions. The Company cannot be certain when required approvals or consents will be granted or if they will be granted.

Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Parent and Company believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust or competition laws. Nevertheless, the Parent and Company cannot be certain that a challenge to the Offer and the Merger on antitrust or competition grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. The Company stockholders who perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. The Company’s stockholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to fair value under Section 262 of the DGCL. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to the Company of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. The Company stockholders who tender Shares in the Offer will not have appraisal rights.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated December 21, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by the Parent and Offeror on December 21, 2007).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by the Parent and Offeror on December 21, 2007).

(a)(3)	Press release issued by the Company, dated December 12, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(e)(1)	Agreement and Plan of Merger, dated December 11, 2007, among the Company, Offeror and Parent (incorporated by reference to the Current Report on Form 8-K filed by the Company on December 12, 2007).

(e)(2)	Form of Indemnification Agreement between Company and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-130100), as amended, initially filed on December 2, 2005).

(e)(3)	The Company 1998 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-130100), as amended, initially filed on December 2, 2005).

(e)(4)	The Company 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-130100), as amended, initially filed on December 2, 2005).

(e)(5)	Form of Stockholders’ Agreement, dated December 11, 2007, between the Parent and each of Robin Adler, Howard Marshall, Tim Moriarty, James Moniz, Richard Dissly, Juan Benitez (incorporated by reference to the Current Report on Form 8-K filed by the Company on December 12, 2007).

(e)(6)	Confidentiality Agreement, dated October 23, 2007 between the Company and Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

NEXTEST SYSTEMS CORPORATION

By:	/S/ JIM MONIZ
Jim Moniz
Vice President/Chief Financial Officer

Dated: December 21, 2007

Annex I—Opinion of Merrill Lynch & Co to the Board of Directors of the Company, dated December 11, 2007

Annex II—Information Statement filed with the SEC by the Company on December 21, 2007 and is incorporated by reference herein.

Annex I

December 11, 2007

Board of Directors

Nextest Systems Corporation

875 Embedded Way

San Jose, CA 95138

Members of the Board of Directors:

Nextest Systems Corporation (the “Company”), Teradyne, Inc. (the “Acquiror”) and NAC Equipment Corporation, a wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger dated as of December 11, 2007 (the “Agreement”) pursuant to which (i) Acquisition Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of the common stock, par value $0.001 per share, of the Company (the “Company Shares”) for $20.00 per share, net to the seller in cash (the “Consideration”), and (ii) Acquisition Sub would be merged with the Company in a merger (the “Merger”), in which each Company Share not owned by Acquiror, the Acquisition Sub or the Company or any of their respective subsidiaries or affiliates, or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(6)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(7)	Reviewed a draft dated December 10, 2007 of the Agreement; and

(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, portions of which are payable upon the execution of the Agreement and upon the commencement of the Tender Offer, and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In particular, we acted as sole book-running manager in connection with the Company’s initial public offering in March 2006. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares, as well as securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

JCM